VR Holdings, Inc.

1615 Chester Road

Chester, Maryland 21619

March 7, 2012

Mr. Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: VR Holdings, Inc., Amendment No. 1 to Form 8-K/A, Filed January 23, 2012, File No. 000-54401

Dear Mr. Spirgel:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated February 17, 2012, regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

General

1.

We note your disclosure on page 5 that, after your acquisition of Litigation Dynamics, Inc., you are no longer a shell company as defined in Rule 12b-2 of the Securities Exchange Act.  Under that definition, a shell company has no or nominal operations and either (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents, or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

We note, per page 33, VR Holdings has no revenues and assets for the year ended September 30, 2011.  We also note, per pages F-3, F-4, and F-7 of exhibit 99.1 to your Form 8-K, that Litigation Dynamics, Inc. had no revenues and assets for the years ended December 31, 2010 and 2009 because it had no operations between 2000 and 2011.  You disclose on page F-14 that you recognized revenue of $90,180 for the nine months ended September 30, 2011 that consisted of consulting services provided to a third party.  We also note your disclosure in the second paragraph on page 28 regarding client contracts.

With a view towards explaining why you are not a shell company, please tell us the nature of the consulting services for which you recognized revenues and explain how they relate to Litigation Dynamic’s business of electronic data discovery.  In the alternative, amend your filing to indicate you continue to be a shell company.

Response:

The requested changes have been made. Please see our responses, below, and page 6 of our Form 8-K/A, Amendment No. 2, under the caption "Shell Company Status," where the first paragraph has been amended to read as follows:

“Shell Company” Status

VR Holdings, for the foreseeable future, will continue to be a “smaller reporting company,” as defined under the Exchange Act, following the Merger.  However, as a result of the Merger, VR Holdings is no longer a “shell company” as defined by Rule 12b-2, pursuant to the Exchange Act, inasmuch as VR Holdings, through Litigation Dynamics, has operations and assets which are not “nominal,” and which do not consist solely of cash and cash equivalents, as more fully described in the discussion and financial statements described in this Report with the determination of our assets (including cash and cash equivalents) being based solely on the amount of assets that would be reflected on our balance sheet prepared in accordance with generally accepted accounting principles on the date of that determination.  In addition, we have filed with the SEC our Form 10-Q for the three month period ended December 31, 2011, which is incorporated herein by reference and which shows additional support for the status of VR Holdings as a non shell company.  The pro-forma Combined Balance Sheet and consolidated Results of Operations based upon the consolidation of VR Holdings and Litigation Dynamics demonstrates that the consolidated operations of VR Holdings now clearly show operations and assets which are not “nominal” and which do not consist solely of cash and cash equivalents.

2.

It appears the consulting services you have provided may be pursuant to material contracts.  Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K regarding material contracts upon which a registrant’s business is substantially dependent and file these material agreements or advise.

Response:

The requested change has been made.  See page 29 of our Form 8-K/A, Amendment No. 2, under the caption “Customer Relationships,” which reads as follows:

Customer Relationships

Our services and relationships to clients results in an environment of mutual trust for on-time delivery and client satisfaction.  We are only as good as our employees who must deliver on a day-to-day basis.  Each project must exceed client expectations.

Litigation Dynamics provides services to its clients on a per gigabyte processed, as well as per hour, per project basis.  In addition Litigation Dynamics collects a monthly usage fee for the hosting of processed data.  The constant flow of growing client requests enables us to scale our growth as desired and as we choose to manage.  Our business model is based on leveraging systems and automation to process data as customers have contracted.

We make extensive use of client based pass-through billing practices and all contracts with customers reflect that.  It is our belief that the fewer the amount of line item expenses and unnecessary complexity in our accounting and business processes the smoother our operations will run.  We establish trust-based relationships with our clients to leverage their organization and operational business processes to pass through the largest percentage of cost and operating expenses without directly impacting our accounting and business procedures.  For example, by leveraging client administrative resources, communications, package shipping, and sundry practices, our expense line grows “thinner,” thus avoiding additional cost structure for an internal administrative support structure.

Litigation Dynamics end user contracts are signed for services rendered.  Typically, these contracts are for a 12-month term.  However, all contracts have evergreen clauses that automatically renew on a month-to-month basis.  Some customers, due to circumstances beyond our control, are not on contract.  As it is hard for clients to remove themselves from the hosted review environments, non payment has not been an issue at this point in our history.  Currently a substantial part of the revenue for current operations comes from consulting services that consist of marketing, sales, and business consulting for ILS Technologies.  At this point, contracts are not in place for continued use of these services; however, the pursuit of new agreements is ongoing.  As we add new customers and clients, our sales and marketing programs shall generate a greater understanding of the industry as a whole.

As stated above, there are no material agreements currently in effect.

Business of Litigation Dynamics, Inc., Excluding VR Holdings, Inc., page 21

3.

Your discussion of the business of Litigation Dynamics, Inc. on pages 21 to 28 indicates that Litigation Dynamics has been actively engaged in providing electronic discovery services, including to “large-volume law firms and corporations” (page 23).  As Litigation Dynamics appears to have operated only from 1997 to 1999, was dormant from 2000 to 2010, and began operations again in 2011, please clarify whether the description of its business reflects operations since 2011.  Describe what steps have been taken since 2011 to make Litigation Dynamics operational again.  As it appears that electronic discovery and the technology used to support electronic discovery would have changed and advanced since the late 1990s, explain Litigation Dynamics’ experience in this market.  Also clearly indicate what parts of the business description relate to services that Litigation Dynamics has actually provided versus services that have not been provided or are aspirational.

Response:

The requested change has been made.  See page 22 of our Form 8-K/A, Amendment No. 2, under the caption “Business of Litigation Dynamics, Inc., Excluding VR Holdings, Inc.,” which now reads as follows:

Business of Litigation Dynamics, Inc., Excluding VR Holdings, Inc.

Litigation Dynamics, Inc., a Texas corporation, was incorporated on February 11, 1997, to manage several services, case productions, and companies associated with litigation services.  In late 1999, operations were terminated as two major projects came to a close.  All other clients were referred to other firms.  In 2010, Litigation Dynamics was put back into operation as the potential for acquisition opportunities had been revealed to our management team.  Litigation Dynamics focuses on services that are expected to ensure efficient, cost-effective and accurate electronic data discovery.  Leveraging on our management teams’ experience in corporate and government litigation, we feel that Litigation Dynamics can resolve even the most complex challenges in eDiscovery and provide a tool set that can handle the complete EDRM (Electronic Discovery Reference Model) spectrum.

In addition, please see our changes on pages 25 and 26 of our Form 8-K/A, Amendment No. 2, which now read as follows:

Services and Products

Management has worked in 2011 to ensure that Litigation Dynamics is delivering products and services that promote efficient, cost-effective and accurate electronic data discovery.  By using our management’s unique experience with other companies with respect to “serial litigants,” we have taken several steps in our understanding of industry through operational experience in dealing with matters from the ultra small in the one gigabyte or less of electronically stored information area to those that scale in multiples of terabytes.  Processing this data requires talent as well as good products that meet the demand of these customers; Litigation Dynamics has spent the better half of 2011 acquiring these tools and systems, while all the time maintaining margins as well as quality of service in pace with the industry.  While all of these tools are off of the shelf, we feel our customization and management of their use make Litigation Dynamics unique.  In addition, we are in constant pursuit of professionals that can support our clients and their needs.

With our primary product being the processing of electronically stored information, Litigation Dynamics can streamline the processing of such information to provide documents to the litigation and document management industries.  We have processed both standard and non-standard types of data for litigation purposes.  Our non-standard tools give us the capability of looking at the most troublesome of data and when placed into our Cloud Based platform, review of those items becomes easier.

Once items have been reviewed, they can then be prepared for presentation with a digitally applied “Bates” stamp and legend.  These documents can also be output in standard legal form for review systems such as Concordance or Summation or even customized output to your document management program.

The main focus shall be in what we will call Cloud Services, which means all of our services are provided in a Hosted Environment, which is a SAS 70 Compliant Data Center.  Litigation Dynamics through its relationships has invested in local infrastructure including servers and a high bandwidth connection to the Internet.  As well, Litigation Dynamics has access to two data facilities; one located in Texas and one located in Colorado for the deployment of applications for clients.  This has kept our capital requirements low without restrictive contracts or the need for sizeable investment.  There are no material agreements at this point relating to these services.  Our clients can have multiple users login to the system from anywhere in the world and review and analyze data.  We charge for Processing Hosting, and Production of data.  Our clients enjoy unlimited Review and Analysis, while data is being hosted.

Processing: Process Documents with Speed and Accuracy

To defensibly process electronically stored information, you need a service provider that has the processing speed, experience and technology infrastructure required.  Our management team has over seven years of experience helping clients defensibly reduce data volumes for both large and small matters.  With our investment in IT infrastructure, including enterprise-class processing servers and scalable storage capacity, Litigation Dynamics has a stellar offering of products and services that exceed or compete with industry standards.  While some our services use Relativity platforms others that are more customized like those of “Discover For Yourself” offer more flexibility than just your typical off the shelf review package.  An example of offerings, include:

4.

Please clarify whether Litigation Dynamics’ Discover for Yourself software, Relativity software, its hosted analysis tool and its hosted review tool are “off the shelf” software products.

Response:

The requested change has been made.  Please see our response to comment 3, above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

5.

We note your reference on page 25 to “[y]our investment in IT infrastructure, including enterprise processing servers and scalable storage capacity.” Please discuss these capital expenditures in management’s discussion and analysis of Litigation Dynamics.  If you are leasing data hosting facilities and equipment, discuss the related expenses.  Please file any material agreements for data hosting facilities and equipment as exhibits.

Response:

The requested change has been made.  See page 30 of our Form 8-K/A, Amendment No. 2, under the caption “Properties of Litigation Dynamics,” which reads as follows:

Properties of Litigation Dynamics

Currently Litigation Dynamics is selling to customers located in Houston, Dallas, and Austin, Texas.  Our offices are located in Houston, Texas.  While the majority of work is done from coast to coast, the Internet is the key to the way Litigation Dynamics conducts business.  For this reason Litigation Dynamics employs SunGard Availability Services for all of its data center needs.  Litigation Dynamics utilizes the Houston, Texas Data Center for housing of these systems.  SunGard is one of the world’s leading software and technology services companies.  SunGard has more than 20,000 employees and serves over 25,000 customers in more than 70 countries.  SunGard provides software and processing solutions for financial services, education and the public sector.  SunGard also provides disaster recovery services, managed IT services, information availability consulting services and business continuity management software.  The Houston facility is SAS 70 (superseded by SSAE 16 in April 2010) compliant and feature fully redundant power plants.  As of the date of this Report, Litigation Dynamics does not lease any office or work space.

6.

You disclose on pages F-15 and F-16 of exhibit 99.1 information about notes receivable, notes payable, and related party transactions.  Please disclose the material terms of these notes and related party transactions in management’s discussion and analysis of Litigation Dynamics.  File the material agreements memorializing these transactions as exhibits.

Response:

The requested changes have been made.

On pages 39 and 40, we amended “Liquidity and Capital Resources of Litigation Dynamics, Inc.” to read as follows:

Liquidity and Capital Resources of Litigation Dynamics, Inc.

Litigation Dynamics’ primary source of liquidity has been proceeds from notes payable.  During the nine months ended September 30, 2011, Litigation Dynamics raised $300,000 through the proceeds from notes payable.  As of September 30, 2011, Litigation Dynamics had $792 in cash and cash equivalents.  As of September 30, 2011, Litigation Dynamics had outstanding liabilities of $355,928, which are payable within 12 months.  The outstanding liabilities include $300,000 of notes payable, of which $200,000 is currently in default; $150,000 was due on November 30, 2011, and $50,000 was due on January 31, 2012.  As of the date of this Report, management is working with the holders of the $300,000 in notes payable, including those currently in default, to convert the notes into shares of the common stock of VR Holdings.  Management is optimistic that the holders of the $300,000 of debt will all convert their notes into shares of the common stock of VR Holdings.

As discussed below, at September 30, 2011, Litigation Dynamics had a balance due of $5,000 to its president and the sole shareholder before the Merger, Michael Moore, for services provided to Litigation Dynamics.  Mr. Moore is currently serving as vice president, chief operations officer, secretary, treasurer, and a director of Litigation Dynamics.  As a result of the Merger, Mr. Moore has been elected as a director of VR Holdings.

In addition, at September 30, 2011, Litigation Dynamics, pursuant to promissory notes, was owed a total of $38,862.44 by various companies affiliated with Mr. Moore and Zane Russell.  Mr. Russell is the president, chief executive officer, and a director of Litigation Dynamics, and as a result of the Merger, Mr. Russell has been elected as a director of VR Holdings.  The amounts owed are as follows:

•

The sum of $11,250.00 owing by Pine Springs Capital, LLC., pursuant to a promissory note dated March 31, 2011.  Mr. Russell is the managing member of Pine Springs Capital, LLC.

•

The sum of $3,930.55 owing by New Course Group, pursuant to a promissory note dated June 10, 2011.  Mr. Russell is the managing member of New Course Group.

•

The sum of $5,711.38 owing by New Course Group, pursuant to a promissory note dated June 3, 2011.  Mr. Russell is the managing member of New Course Group.

•

The sum of $4,000.00 owing by Pine Springs Capital, LLC., pursuant to a promissory note dated May 20, 2011.  Mr. Russell is the managing member of Pine Springs Capital, LLC.

•

The sum of $3,220.51 owing by New Course Group, pursuant to a promissory note dated June 29, 2011.  Mr. Russell is the managing member of New Course Group.

•

The sum of $2,500.00 owing by ProduClear Inc., pursuant to a promissory note dated April 13, 2011.  Messrs. Moore and Russell are directors of ProduClear Inc.

•

The sum of $3,250.00 owing by Texas Golfer Magazine, pursuant to a promissory note dated April 1, 2011.  Mr. Russell is the managing member of Texas Golfer Magazine.

•

The sum of $5,000.00 owing by Trekmore, pursuant to a promissory note dated April 8, 2011.  Mr. Russell is the president of Trekmore.

All of the above-described notes totaling $38,862.44 bear interest of 18% per annum and were due six months after origination. Although all of these notes receivable are currently past due, management expects all of the notes to be ultimately paid, inasmuch as the payees of the notes are all controlled by Messrs. Moore and Russell.

At September 30, 2011, Litigation Dynamics was indebted to Mr. Moore and related entities, as follows:

•

The sum of $5,000 was owed to Mr. Moore for services rendered by Mr. Moore to Litigation Dynamics.  This payable is due on demand, is non-interest bearing and has no maturity date.

•

The sum of $5,000 was owed to Pine Springs Capital, LLC for legal and accounting services.  Mr. Russell is the managing member of Pine Springs Capital, LLC.  This payable is due on demand, is non-interest bearing and has no maturity date.

•

The sum of $8,334 was owed to New Course Group for computer equipment.  Mr. Russell is the managing member of New Course Group.  This payable is due on demand, is non-interest bearing and has no maturity date.

•

The sum of $10,000 was owed to Pine Springs Capital, LLC for legal and accounting services.  Mr. Russell is the managing member of Pine Springs Capital, LLC.  This payable is due on demand, is non-interest bearing and has no maturity date.

On page 41, we amended “Financing Activities” to read as follows:

Financing Activities

We plan to fund our proposed operations from some or all of our litigation efforts.  If we are unsuccessful in our litigation, we will have to raise capital by means of borrowings or the sale of shares of our common stock.  At the time of this Report, we are currently offering through a private placement shares of our common stock in order to raise needed capital.  In the future, we may raise additional capital though equity or debt offerings.  At present, we do not have any commitments with respect to future financings.  If we are unable to raise the capital we need to finance our business, including the proposed business of Litigation Dynamics going forward, and our litigation is unsuccessful, our proposed business will likely fail.

At present, we do not have sufficient capital on hand to fund our proposed operations for the next 12 months.  We estimate that we will need at least $400,000 to fund our operations over the next 12 months in addition to repaying or refinancing $355,928 of Litigation Dynamics, which are payable within 12 months.  The outstanding liabilities include $300,000 of notes payable, of which $200,000 is currently in default; $150,000 was due on November 30, 2011, and $50,000 was due on January 31, 2012.  As of the date of this Report, management is working with the holders of the $300,000 in notes payable, including those currently in default, to convert the notes into shares of the common stock of VR Holdings. As of the date of this Report, management has not reached any agreements with the note holders.

The funds we are expected to raise, to the extent that they are not needed to pay any of the $300,000 investor notes of Litigation Dynamics, will be spent to fund the current ligation that has been filed and to pay our operating expenses.

On pages 42 and 43, we amended “Our future revenues are unpredictable and our quarterly operating results may fluctuate significantly” to read as follows:

Our future revenues are unpredictable and our quarterly operating results may fluctuate significantly.

Although VR Holdings was incorporated in 1998, we have no recent operating history, and have no recent revenue to date.  We cannot forecast with any degree of certainty whether any of our proposed litigation services will ever generate revenue or the amount of revenue to be generated.  In addition, we cannot predict the consistency of our quarterly operating results.  We are currently involved in one lawsuit more fully described in “Business – Business of VR Holdings, Inc., Excluding Litigation Dynamics, Inc. - Legal Proceedings.”  If we are successful in the litigation, we plan on utilizing the proceeds to be received to fund our operations.  If we are not successful in the litigation, or if we receive only a minimal amount, we will not have sufficient money to fund our proposed operations.  In such event, we will have to raise capital either through equity or debt offerings.

At present, we do not have sufficient capital on hand to fund our proposed operations for the next 12 months.  We estimate that we will need at least $400,000 to fund our operations over the next 12 months in addition to repaying or refinancing $355,928 of Litigation Dynamics, which are payable within 12 months.  The outstanding liabilities include $300,000 of notes payable, of which $200,000 is currently in default; $150,000 was due on November 30, 2011, and $50,000 was due on January 31, 2012.  As of the date of this Report, management is working with the holders of the $300,000 in notes payable, including those currently in default, to convert the notes into shares of the common stock of VR Holdings. As of the date of this Report, management has not reached any agreements with the note holders.

The funds we are expected to raise, to the extent that they are not needed to pay any of the $300,000 investor notes of Litigation Dynamics, will be spent to fund the current ligation that has been filed and to pay our operating expenses.  At the time of this Report, we are currently offering through a private placement shares of our common stock in order to raise needed capital.  In the future, we may raise additional capital though equity or debt offerings.

On pages 68-70, we amended “Certain Transactions” to read as follows:

CERTAIN TRANSACTIONS

Deohge Corp. owned and controlled by the family of Mr. and Mrs. Morton M. Lapides, Sr., owns 314,681,091 shares of our common stock, which represent approximately 68.0 percent of our issued and outstanding common stock as of the date of this Report.  The result of the ownership of our common stock by Deohge Corp. is that it has voting control on all matters submitted to our stockholders for approval and are able to control our management and affairs, including extraordinary transactions such as mergers and other changes of corporate control, and going private transactions.  Deohge Corp. acquired the shares of our common stock as a result of the assignment of the interests of Mr. and Mrs. Lapides to Deohge Corp. on July 25, 2006 in the litigation described in “Business – Business of VR Holdings, Inc., Excluding Litigation Dynamics, Inc. – Legal Proceedings.”  On July 25, 2006 Deohge Corp. received 314,681,091 shares of our common stock in connection with our reorganization.  See “Principal Stockholders.”

The Cancer Foundation, Inc., a charitable foundation formed by members of the family of Mr. Lapides, whose trustees are Barry L. Dahne, John E. Baker, and Lamar Neville, acquired 27,820,643 shares our common stock on July 25, 2006 as a contribution to the foundation.  Messrs. Baker and Neville are two of our directors and executive officers.  See “Principal Stockholders.”

As discussed elsewhere in this Report, Barry L. Dahne, one of our attorneys in the Marshall & Ilsley and Venable litigation, and one of the trustees of The Cancer Foundation which is one of our major stockholders, has received 7,000,000 shares of our common stock for his legal services with respect to the Marshall & Ilsley and Venable litigation.  Previously, we had issued to Mr. Dahne 10,000,000 shares of our common stock for services rendered.  We have registered 5,000,000 of such shares by means of a registration statement filed with the SEC and which went effective on May 11, 2011.  Mr. Dahne is listed as a selling stockholder in the prospectus which was a part of the registration statement.  See the registration statement filed by VR Holdings with the SEC which became effective on May 11, 2011, and which is expressly incorporated in this Report by reference.

In addition, we have also issued to John E. Baker, our president, 35,000,000 shares for services rendered.  We have registered 10,000,000 of such shares by means of a registration statement filed with the SEC and which went effective on May 11, 2011.  Mr. Baker is listed as a selling stockholder in the prospectus which was a part of the registration statement.  See the registration statement filed by VR Holdings with the SEC which became effective on May 11, 2011, and which is expressly incorporated in this Report by reference.

In connection with the Merger, we have issued 17,500,000 shares of our common stock to J. Michael Moore, one of our directors.  In addition, pursuant to the Plan of Merger, Mr. Moore shall be entitled to two shares of our common stock, up to a maximum of 20,000,000 shares, for every dollar of revenue, up to a maximum of $10,000,000, which Litigation Dynamics operations generate within the two years from and after the Effective Date of the Merger.  See “The Plan of Merger.”

Litigation Dynamics, our wholly-owned subsidiary, has executed employment agreements with Zane Russell and Michael Moore, two of our directors, and two of the directors and executive officers of Litigation Dynamics.  See “Management – Litigation Dynamics Employment Agreements.”

As discussed below, at September 30, 2011, Litigation Dynamics had a balance due of $5,000 to its president and the sole shareholder before the Merger, Michael Moore, for services provided to Litigation Dynamics.  Mr. Moore is currently serving as vice president, chief operations officer, secretary, treasurer, and a director of Litigation Dynamics.  As a result of the Merger, Mr. Moore has been elected as a director of VR Holdings.

In addition, at September 30, 2011, Litigation Dynamics, pursuant to promissory notes, was owed a total of $38,862.44 by various companies affiliated with Mr. Moore and Zane Russell.  Mr. Russell is the president, chief executive officer, and a director of Litigation Dynamics, and as a result of the Merger, Mr. Russell has been elected as a director of VR Holdings.  The amounts owed are as follows:

•

The sum of $11,250.00 owing by Pine Springs Capital, LLC., pursuant to a promissory note dated March 31, 2011.  Mr. Russell is the managing member of Pine Springs Capital, LLC.

•

The sum of $3,930.55 owing by New Course Group, pursuant to a promissory note dated June 10, 2011.  Mr. Russell is the managing member of New Course Group.

•

The sum of $5,711.38 owing by New Course Group, pursuant to a promissory note dated June 3, 2011.  Mr. Russell is the managing member of New Course Group.

•

The sum of $4,000.00 owing by Pine Springs Capital, LLC., pursuant to a promissory note dated May 20, 2011.  Mr. Russell is the managing member of Pine Springs Capital, LLC.

•

The sum of $3,220.51 owing by New Course Group, pursuant to a promissory note dated June 29, 2011.  Mr. Russell is the managing member of New Course Group.

•

The sum of $2,500.00 owing by ProduClear Inc., pursuant to a promissory note dated April 13, 2011.  Messrs. Moore and Russell are directors of ProduClear Inc.

•

The sum of $3,250.00 owing by Texas Golfer Magazine, pursuant to a promissory note dated April 1, 2011.  Mr. Russell is the managing member of Texas Golfer Magazine.

•

The sum of $5,000.00 owing by Trekmore, pursuant to a promissory note dated April 8, 2011.  Mr. Russell is the president of Trekmore.

All of the above-described notes totaling $38,862.44 bear interest of 18% per annum and were due six months after origination. Although all of these notes receivable are currently past due, management expects all of the notes to be ultimately paid, inasmuch as the payees of the notes are all controlled by Messrs. Moore and Russell.

At September 30, 2011, Litigation Dynamics was indebted to Mr. Moore and related entities, as follows:

•

The sum of $5,000 was owed to Mr. Moore for services rendered by Mr. Moore to Litigation Dynamics.  This payable is due on demand, is non-interest bearing and has no maturity date.

•

The sum of $5,000 was owed to Pine Springs Capital, LLC for legal and accounting services.  Mr. Russell is the managing member of Pine Springs Capital, LLC.  This payable is due on demand, is non-interest bearing and has no maturity date.

•

The sum of $8,334 was owed to New Course Group for computer equipment.  Mr. Russell is the managing member of New Course Group.  This payable is due on demand, is non-interest bearing and has no maturity date.

•

The sum of $10,000 was owed to Pine Springs Capital, LLC for legal and accounting services.  Mr. Russell is the managing member of Pine Springs Capital, LLC.  This payable is due on demand, is non-interest bearing and has no maturity date.

We have also amended our exhibit list to include all of the referenced promissory notes.

In addition we have amended Notes 5 and 6 of our financial statements to read as follows:

NOTE 5.  RELATED PARTY TRANSACTIONS

As discussed below, September 30, 2011, Litigation Dynamics had a balance due of $5,000 to its president and the sole shareholder before the Merger, Michael Moore, for services provided to Litigation Dynamics.  Mr. Moore is currently serving as vice president, chief operations officer, secretary, treasurer, and a director of Litigation Dynamics.  As a result of the Merger, Mr. Moore has been elected as a director of VR Holdings.

In addition, at September 30, 2011, Litigation Dynamics, pursuant to promissory notes, was owed a total of $38,862.44 by various companies affiliated with Mr. Moore and Zane Russell.  Mr. Russell is the president, chief executive officer, and a director of Litigation Dynamics, and as a result of the Merger, Mr. Russell has been elected as a director of VR Holdings.  The amounts owed are as follows:

•

The sum of $11,250.00 owing by Pine Springs Capital, LLC., pursuant to a promissory note dated March 31, 2011.  Mr. Russell is the managing member of Pine Springs Capital, LLC.

•

The sum of $3,930.55 owing by New Course Group, pursuant to a promissory note dated June 10, 2011.  Mr. Russell is the managing member of New Course Group.

•

The sum of $5,711.38 owing by New Course Group, pursuant to a promissory note dated June 3, 2011.  Mr. Russell is the managing member of New Course Group.

•

The sum of $4,000.00 owing by Pine Springs Capital, LLC., pursuant to a promissory note dated May 20, 2011.  Mr. Russell is the managing member of Pine Springs Capital, LLC.

•

The sum of $3,220.51 owing by New Course Group, pursuant to a promissory note dated June 29, 2011.  Mr. Russell is the managing member of New Course Group.

•

The sum of $2,500.00 owing by ProduClear Inc., pursuant to a promissory note dated April 13, 2011.  Messrs. Moore and Russell are directors of ProduClear Inc.

•

The sum of $3,250.00 owing by Texas Golfer Magazine, pursuant to a promissory note dated April 1, 2011.  Mr. Russell is the managing member of Texas Golfer Magazine.

•

The sum of $5,000.00 owing by Trekmore, pursuant to a promissory note dated April 8, 2011.  Mr. Russell is the president of Trekmore.

All of the above-described notes totaling $38,862.44 bear interest of 18% per annum and were due six months after origination. Although all of these notes receivable are currently past due, management expects all of the notes to be ultimately paid, inasmuch as the payees of the notes are all controlled by Messrs. Moore and Russell.

At September 30, 2011, Litigation Dynamics was indebted to Mr. Moore and related entities, as follows:

•

The sum of $5,000 was owed to Mr. Moore for services rendered by Mr. Moore to Litigation Dynamics.  This payable is due on demand, is non-interest bearing and has no maturity date.

•

The sum of $5,000 was owed to Pine Springs Capital, LLC for legal and accounting services.  Mr. Russell is the managing member of Pine Springs Capital, LLC.  This payable is due on demand, is non-interest bearing and has no maturity date.

•

The sum of $8,334 was owed to New Course Group for computer equipment.  Mr. Russell is the managing member of New Course Group.  This payable is due on demand, is non-interest bearing and has no maturity date.

•

The sum of $10,000 was owed to Pine Springs Capital, LLC for legal and accounting services.  Mr. Russell is the managing member of Pine Springs Capital, LLC.  This payable is due on demand, is non-interest bearing and has no maturity date.

NOTE 6.  NOTES PAYABLE

Notes payable consists of the following:

	September 30, 2011	December 31, 2010
Note payable dated April 8, 2011 with interest at 18%; principal and interest due on November 30, 2011; unsecured; currently in default	$75,000	$–
Note payable dated April 8, 2011 with interest at 18%; principal and interest due on November 30, 2011; unsecured; currently in default	75,000	–
Note payable dated May 5, 2011 with interest at 18%; principal and interest due on January 31, 2012; unsecured	50,000	–
Note payable dated April 19, 2011 with interest at 18%; principal and interest due on May 31, 2012; unsecured	5,000	–
Note payable dated April 25, 2011 with interest at 18%; principal and interest due on May 31, 2012; unsecured	50,000	–
Note payable dated March 21, 2011 with interest at 18%; principal and interest due on May 31, 2012; unsecured	45,000	–
Total	$300,000	$–

The sum of $200,000 of the above-described notes payable is currently in default; $150,000 was due on November 30, 2011, and $50,000 was due on January 31, 2012.  As of the date of this Report, management is working with the holders of the $300,000 in notes payable, including those currently in default, to convert the notes into shares of the common stock of VR Holdings. As of the date of this report, management has not reached any agreements with the note holders.

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have included a redlined version of our Form 8-K/A, Amendment No.2 compared with our Amendment No. 1 to Form 8-K/A, filed on January 23, 2012.

Please contact me if you have any further comments or questions.

Very truly yours,

/s/ John E. Baker

John E. Baker,

Chief Executive Officer